UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D*
(AMENDMENT NO.    )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Satellogic Inc.
(Name of Issuer)

Class A ordinary shares, par value U.S. $0.0001 per share
(Title of Class of Securities)
G7823S101
(CUSIP Number)

Giovanni Dell´Orto
Hannover Holdings S.A.
58, rue Charles Martel, L-2134,
Luxembourg
+352 27 44 73 00

With a copy to:
Akin Gump LLP
Attn: Daniel Walsh
10 Bishops Square
Eighth Floor
London E1 6EG
United Kingdom
+44 20.7012.9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G7823S101
1		NAMES OF REPORTING PERSONS Hannover Holdings S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,513,892 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,513,892 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,513,892 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) See Item 5 below.
(2) Based on 75,411,506 Class A Ordinary Shares of Satellogic Inc. (the “Issuer”) outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on December 23, 2022.

CUSIP No. G7823S101
1		NAMES OF REPORTING PERSONS Baitcon Investments Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,513,892 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,513,892 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,513,892 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) See Item 5 below.
(2) Based on 75,411,506 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on December 23, 2022.

CUSIP No. G7823S101
1		NAMES OF REPORTING PERSONS Ellipse Global Holding Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,513,892 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,513,892 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,513,892 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) See Item 5 below.
(2) Based on 75,411,506 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on December 23, 2022.

CUSIP No. G7823S101
1		NAMES OF REPORTING PERSONS Tanhill Management Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,513,892 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,513,892 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,513,892 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) See Item 5 below.
(2) Based on 75,411,506 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the SEC on December 23, 2022.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value U.S. $0.0001 per share (the “Class A Shares”), of Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Issuer”), with its principal executive offices located at Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica, Montevideo, 91600, Uruguay.

Item 2. Identity and Background.

(a), (b), (c), (f) This Schedule 13D is being filed by the following persons (the “Reporting Persons”):

(i) Hannover Holdings S.A., a societe anonyme incorporated in Luxembourg, with a business address at 58, rue Charles Martel, L-2134, Luxembourg (“Hannover”).  Hannover is in the business of investing, and is managed and controlled by a Board of Directors composed of three Directors, Giovanni Dell´Orto (Chairman), Peter Egan and Pablo Etcheverry Beloqui;

(ii) Baitcon Investments Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands, with a business address at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands (“Baitcon”), which holds 80% of the shares issued by Hannover. Baitcon is in the business of investing, and is managed and controlled by a Board of Directors composed of three Directors, Giovanni Dell´Orto (President), Alberto Puletti and Daniel Pozzi;

(iii) Ellipse Global Holding Ltd., a business company with limited liability incorporated under the laws of the British Virgin Islands, with a business address at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands (“Ellipse”), which is the sole shareholder of Baitcon. Ellipse is a holding company and is managed and controlled by a Board of Directors composed of three Directors, Giovanni Dell´Orto (President), Pablo Etcheverry Beloqui and José María Agüero; and

(iv) Tanhill Management Limited, a private trust company registered in The Bahamas, with a business address at Second Floor, Bahamas Financial Centre, Shirley and Charlotte Streets, Nassau, Bahamas (“Tanhill”). Tanhill is the sole shareholder of Ellipse and indirectly the sole owner of Hannover. Tanhill is managed and controlled by a Board of Directors composed of two Directors, Giovanni Dell´Orto and Justine Markovitz.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 99.1 hereto.

(d), (e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 25, 2022, the transactions contemplated by an Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Issuer, CF Acquisition Corp. V, Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc., and Nettar Group Inc. (d/b/a Satellogic) (“Nettar”) were consummated, and, as a consequence of such of transactions contemplated in the Merger Agreement, Nettar became a direct, wholly-owned subsidiary of the Issuer (the “Business Combination”).

Prior to the consummation of the Business Combination, Hannover was the holder of three convertible notes issued by Nettar with an aggregate principal amount of $22.5 million (the “Convertible Notes”).   In connection with the consummation of the Business Combination, the Convertibles Notes were automatically converted into preference shares of Nettar (the “Preference Share Conversion”) and then all such preference shares of Nettar were automatically exchanged for Class A Shares of the Issuer (the “Class A Conversion”, and together with the Preference Share Conversion, the “Conversions”). As a result of the Conversions, Hannover received 7,558,158 Class A Shares of the Issuer upon the closing of the Business Combination.

Under the Merger Agreement, a portion of the Class A Shares held by certain former shareholders of Nettar (including Hannover) upon the closing of the Business Combination were subject to forfeiture if the volume-weighted average price (the “VWAP”) of a Class A Share during the 30-calendar day period ending on (and including) the date that the registration statement registering for resale the Class A Shares to be issued to certain PIPE investors in connection with the Business Combination was declared effective was less than $10.00 (such period, the “Applicable Period” and such registration statement, the “Resale F-1”). On May 9, 2022, the Resale F-1 was declared effective and, based on the applicable VWAP, 44,266 Class A Shares were forfeited by Hannover (the “Forfeiture”). However, at any time during the five-year period following the closing date of the Business Combination, the closing price of Class A Shares is at or above $15.00 for 10 trading days (which need not be consecutive) over a 20 trading day period, Hannover will then receive a number of newly issued Class A Shares equal to the number of shares that it had previously forfeited in the Forfeiture.

Item 4. Purpose of Transaction.

The information in Item 3 and Item 6 is incorporated by reference into this Item 4.

The Reporting Persons intend to have discussions with members of the Issuer’s management and members of the Issuer’s Board of Directors (the “Board”) in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other stockholders or third parties regarding the Issuer’s business operations, strategies, capital structure, assets, liabilities and other matters related to the Issuer. The Reporting Persons may engage in a number of conversations that may relate to one or more of the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board (to the extent public), price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Class A Shares and/or other equity, notes, other securities, derivatives or other instruments that are based upon or relate to the value of securities of the Issuer, or any debt of the Issuer or its affiliates, irrespective of whether it is a security (collectively, “Instruments”) in the open market or otherwise; (ii) disposing of any or all of their Instruments in the open market or otherwise; or (iii) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own 7,513,892 Class A Shares, representing approximately 9.96% of the outstanding Class A Shares, based on 75,411,506 Class A Shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2022. As of February 10, 2022, the 7,558,158 Class A Shares beneficially owned by the Reporting Persons upon the closing of the Business Combination represented approximately 9.8% of the outstanding Class A Shares, based on 77,030,992 Class A Shares of the Issuer outstanding as of February 10, 2022, as disclosed in the Issuer’s Form F-1 filed with the SEC on February 14, 2022.

(c) The information in Item 3 is incorporated herein by reference.  The Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days and, other than the Forfeiture as described in Item 3 above, have not effected any transactions in securities of the Issuer since the acquisition of Class A Shares in connection with the consummation of the Business Combination as described in Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 5, 2021, Hannover entered into a letter agreement with Nettar (the “Letter Agreement”) pursuant to which Hannover has the right to nominate a member of the Board of the Issuer, as successor of Nettar. Pursuant to the Letter Agreement, so long as Hannover holds at least 4% of the outstanding Class A Shares, Hannover shall have the right to nominate a person of its choice, reasonably acceptable to the Issuer, to serve on the Board.  Pursuant to the Letter Agreement, Hannover nominated Miguel Gutiérrez to serve on the Board and Mr. Gutiérrez was elected as a director of the Issuer and currently serves on the Board.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1         Joint Filing Agreement.

Exhibit 99.2         Letter Agreement, dated April 5, 2021, by and between the Nettar Group Inc. and Hannover Holdings S.A. (incorporated by reference to Exhibit 10.6 to the Issuer’s Annual Report on Form 20-F, filed with the SEC on May 2, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2023

HANNOVER HOLDINGS S.A.

By:  /s/ Giovanni Dell´Orto
Name: Giovanni Dell´Orto
Title: Chairman

BAITCON INVESTMENTS LTD.

By:  /s/ Giovanni Dell´Orto
Name: Giovanni Dell´Orto
Title: President

ELLIPSE GLOBAL HOLDING LTD.

By:  /s/ Giovanni Dell´Orto
Name: Giovanni Dell´Orto
Title: President

TANHILL MANAGEMENT LIMITED

By:  /s/ Giovanni Dell'Orto
Name: Giovanni Dell´Orto
Title: Director

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Satellogic Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning them contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 2nd day of February, 2023.

HANNOVER HOLDINGS S.A.

By:  /s/ Giovanni Dell´Orto
Name: Giovanni Dell´Orto
Title: Chairman

BAITCON INVESTMENTS LTD.

By:  /s/ Giovanni Dell´Orto
Name: Giovanni Dell´Orto
Title: President

ELLIPSE GLOBAL HOLDING LTD.

By:  /s/ Giovanni Dell´Orto
Name: Giovanni Dell´Orto
Title: President

TANHILL MANAGEMENT LIMITED

By:  /s/ Giovanni Dell'Orto
Name: Giovanni Dell´Orto
Title: Director